Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors

Acxiom Corporation

We hereby consent to the incorporation by reference in the Registration Statements (Nos. 333-57470, 333-136919, 333-158005, 333-221162 and 333-223520 ) on Form S-8 of Acxiom Corporation of our report dated June 8, 2018, with respect to the statement of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan, as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2017, which is included in the December 31, 2017, Annual Report on Form 11-K of the Acxiom Corporation Retirement Savings Plan.

/s/ BKD, LLP

Little Rock, Arkansas

June 8, 2018